Exhibit 99.3

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Management's Discussion and Analysis (the "MD&A") of Platinum Group Metals Ltd. (the "Company") for the period ended November 30, 2021 of references to the undersigned as an independent qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained in the MD&A (the "Technical Information"). The undersigned further consents to the incorporation by reference in the Company's Registration Statement on Form F-3 (File No. 333-231964) filed with the United States Securities and Exchange Commission, of the references to the undersigned's name and the Technical Information in the MD&A.

/s/ Rob van Egmond
Rob van Egmond
Date: January 13, 2022